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CONTACT:  Ray B. Rogers                                  (NYSE -- BMC)
          (612) 851-6030                                 FOR IMMEDIATE RELEASE


                             BMC ANNOUNCES NEW CFO


January 26, 1998 -- Minneapolis, MN -- BMC Industries, Inc. today announced that Jeffrey J. Hattara has joined the Company as Vice President of Finance and Administration and Chief Financial Officer. Mr. Hattara will be responsible for the Company's worldwide financial and accounting operations. He has over 19 years of experience in similar positions with USG Corporation.

Paul B. Burke, BMC's chairman and chief executive officer, stated "I am delighted that Jeff Hattara has joined the BMC team. His wealth of financial management experience will be a real asset in leading BMC into the 21st century."

Prior to joining BMC Industries, Inc., Mr. Hattara served in a variety of financial, treasury and controllership positions at USG, and played an integral role in acquisitions, divestitures, capital restructuring and syndicated bank loans. Most recently, he served as Director of Finance of USG Interiors, Inc., a $600 million international subsidiary of USG Corporation. Mr. Hattara has an undergraduate degree from the University of Illinois in finance and accounting and a Master of Management degree from Northwestern University.

BMC Industries is one of the world's largest manufacturers of aperture masks for color television picture tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol "BMC."


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